September 9, 2019

Joseph DeAngelo
President and Chief Executive Officer
HD Supply Holdings, Inc.
3400 Cumberland Boulevard SE
Atlanta, GA 30339

       Re: HD Supply Holdings, Inc.
           Form 10-K for Fiscal Year Ended February 3, 2019
           Filed March 19, 2019
           File No. 1-35979

Dear Mr. DeAngelo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products